[redacted]

11022694

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 5 2011
WASH. D.C.
200

SECURITIES AND EXCHANGE COMMISSION

OMB Number:	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-65804

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) **AND ENDING** 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Compak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8105 Irvine Center Drive, Suite 1100
(No. and Street)

Irvine, CA 92618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thornton (818) 342-0200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moeez Ansari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compak Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

8/3/11

Notary Public

ELMER SALVADOR
Commission # 1890426
Notary Public - California
Orange County
My Comm. Expires May 30, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMPAK SECURITIES, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Compak Securities, Inc.

We have audited the accompanying statement of financial condition of Compak Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compak Securities, Inc. at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

San Diego, California
February 18, 2011

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

ASSETS

Cash and cash equivalents	$123,741
Certificate of deposit	3,682
Commissions receivable	42,654
Prepaid and other assets	7,819
Total assets	$177,896

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 94,949
Contingencies	
Stockholders' equity	
Common stock, 1,000 shares authorized	20,000
Retained earnings	62,947
Total stockholders' equity	82,947
	$177,896

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Income

Year Ended December 31, 2010

Revenues	
Commissions	$406,657
Interest and dividends	740
Other income	5,277
Total revenues	412,674
Expenses	
Compensation	116,832
Commissions	95,190
Outside services	79,651
Insurance	29,454
Taxes, licenses, and registrations	15,112
Rent	12,000
Other expenses	2,945
Total expenses	351,184
Income before income taxes	61,490
Income tax expense	800
Net income	$ 60,690

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Stock *Shares*	*Amount*	*Retained Earnings*	*Total*
Balance, beginning of year	100	$20,000	$ 27,257	$ 47,257
Distributions	-	-	(25,000)	(25,000)
Net income	-	-	60,690	60,690
Balance, end of year	100	$20,000	$ 62,947	$ 82,947

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2010

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 60,690
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Commissions receivable	(25,023)
Prepaid and other assets	9,888
Accounts payable and accrued liabilities	72,807
Net cash from operating activities	118,362
Cash flows from investing activities	
Certificate of deposit	(3,682)
Cash flows from financing activities	
Distributions	(25,000)
Net increase in cash	89,680
Cash and cash equivalents,	
Beginning of year	34,061
End of year	$123,741
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 800

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Investments. Investments are stated at market value, based on quoted market prices.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2010 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2010.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company paid approximately $27,000 to Compak Asset Management for the leasing of employees and facilities.

COMPAK SECURITIES, INC.

Notes to Financial Statements

3. CONTINGENCIES

The Company is a defendant in a lawsuit alleging wrongful termination of employement. The Company is vigorously defending against these allegations and believes that they are without merit. Although it is not possible to determine the final outcome of this matter, management believes that any liability will not have a material adverse effect on the Company's operations or financial position.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2010 was 2.00 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2010, the Company had net capital of $47,388 which was $41,058 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

*****

COMPAK SECURITIES, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2010

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$82,947	$51,358	$ 31,589
Less non-allowable assets			
Commissions receivable	27,726	1,975	(25,751)
Prepaid and other assets	7,819	5,629	(2,190)
Net capital before haircuts on security positions	47,402	43,754	3,648
Less haircuts on security positions			
Cash	14	14	-
Net capital	47,388	43,740	3,648
Minimum net capital required	6,330	5,578	(752)
Excess net capital	$41,058	$38,162	$ 2,896
Total aggregate indebtedness	$94,949	$83,669	$ 11,280
Ratio of aggregate indebtedness to net capital	2.00	1.91	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2010 result primarily from audit adjustments to commissions receivable, prepaid expenses, accounts payable and accrued liabilities.*

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Compak Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Compak Securities, Inc. (the "Company") as of for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
February 18, 2011

SIPC Supplemental Report

Board of Directors
Compak Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Compak Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
February 18, 2011

COMPAK SECURITIES, INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended December 31, 2010

Total revenue	$ 412,674
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(381,590)
Other revenue not related either directly or indirectly to the securities business	(5,277)
SIPC net operating revenues	$ 25,807
General assessment @ .0025	$ 65
Less payments	-
Assessment balance due	$ 65

FINRA

Financial Industry Regulatory Authority

SEC MAIL PROCESSING SECTION RECEIVED AUG 05 2011 WASH, D.C. 200

July 22, 2011

Moeez Ul-Haq Ansari
President
Compak Securities, Inc.
8105 Irvine Center Drive, Suite 1100
Irvine, CA 92691

RE: Compak Securities, Inc.
1/1/10 through 12/31/10 Annual Audit

Dear Mr. Ansari:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted contained an inaccurate Note 5 in that firm's exemption to SEC Rule 15c3-3 was incorrectly identified as (k)(2)(i); however the firm operates pursuant to the (k)(2)(ii) exemption.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each the item listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **August 5, 2011.** Questions may be addressed to Laura Hartt, Principal Regulatory Coordinator, at (213) 613-2625.

Sincerely,

Colleen Diles

Colleen H. Diles
Surveillance Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission
Boros & Farrington

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

THORNTON
& Associates, LLC

SECURITIES COMPLIANCE CONSULTANTS

August 3, 2011

Laura Hartt
Principal Regulatory Coordinator
FINRA District 2
Los Angeles
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

Re: Compak Securities, Inc.
1/1/10 through 12/31/10 Annual Audit

Dear Laura,

The following is in response to your letter dated July 22, 2011 regarding the 2010 Certified Annual Audit of Compak Securities, Inc. As a new member broker dealer, the firm established a clearing agreement with Fidelity in 2002 without a clearing deposit. When I took over as FinOp in 2007, I did not see that the firm maintained a clearing deposit and believed that the agreement had been terminated. I therefore believed that the (k)(2)(i) exemption was the appropriate exemption to Rule 3-3. I now understand that the firm still maintains this agreement with Fidelity although it is inactive.

We have amended the certified audit to designate (k)(2)(ii) as the exemption and will ensure that the proper Rule 3-3 exemption is input into the quarterly FOCUS filings and Certified Audits going forward.

We hope that this addresses you questions. Please call me at (818) 342-0200 with any questions relating to this issue or this response.

Thank you,

Steve Thornton
President
Thornton & Associates, LLC

Financial & Operations Principal
Compak Securities, Inc.

COMPAK SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2010

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

COMPAK SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2010